UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

Form 11-K
________________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

Commission file number 1-10853

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
(Full title of the plan)

BB&T Corporation
(Name of issuer of securities)

200 West Second Street, Winston-Salem, NC 27101
(Address of issuer's principal executive offices)

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Index
December 31, 2015 and 2014

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	3

Notes to Financial Statements	4-12

Supplemental Schedule*

Schedule H, line 4(i) - Schedule of Assets (Held At End of Year) at December 31, 2015	13-14

*Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
June 24, 2016

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014

Assets
Investments, at fair value	$105,809,683	$99,917,292

Notes receivable from participants	1,287,785	1,093,625

Net assets available for benefits	$107,097,468	$101,010,917

The accompanying notes are an integral part of these financial statements.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

2015

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$60,442
Dividends	2,181,370
Net depreciation in fair value of investments	(1,748,082)
Net investment income	493,730

Interest on notes receivable from participants	55,808

Contributions
Employer	3,277,115
Employee	6,525,305
Rollovers	202,964
Total contributions	10,005,384
Total additions	10,554,922

Benefits paid to participants	(4,461,576)
Administrative expenses	(6,795)
Total deductions	(4,468,371)

Net increase	6,086,551

Net assets available for benefits
Beginning of year	101,010,917
End of year	$107,097,468

The accompanying notes are an integral part of these financial statements.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

1.    Description of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
The following description of the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan available to qualifying employees of McGriff, Seibels & Williams, Inc. The Plan, which was established effective January 1, 2000, was amended and restated as of January 1, 2015. BB&T Corporation (the “Corporation” or “BB&T”) is the Plan Sponsor and the Board of Directors (“Board”) is responsible for oversight of the Plan, including the appropriateness of the Plan’s investment offerings, and monitoring of investment performance. In accordance with the Plan Agreement, certain of the Board’s responsibilities have been delegated to the Employee Benefits Plan Committee. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility for Participation
The Plan covers all employees of McGriff, Seibels & Williams, Inc. who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.
Contributions
Participants can elect to contribute between 1 percent and 50 percent, in whole percentages, of their eligible earnings, as defined in the Plan Agreement, on a pre-tax basis subject to the Internal Revenue Code (“IRC”) limitations. In addition, the Plan has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $6,000. The Corporation matches dollar-for-dollar up to 3 percent of compensation that a participant contributes to the Plan and 50 percent of deferrals between 3 percent and 5 percent of compensation that a participant contributes to the Plan. However, no employer matching contribution is provided for catch-up contributions. Effective October 1, 2013, the Plan Sponsor may make discretionary profit sharing contributions at the discretion of the Board. No discretionary profit sharing contribution was made in 2015 or 2014. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.
Vesting
Participants are vested immediately in their contributions, employer contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.
Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service (“IRS”)) or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation’s prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect monthly installment payments to occur over a period not to exceed fifteen years. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.
Participant Accounts
Each participant’s individual account is credited with the participant’s contributions and allocations of matching contributions, discretionary profit sharing contributions, earnings (losses) on the account and administrative expenses. Allocations of earnings, (losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. Allocation of the discretionary profit sharing contribution is on a pro-rata basis based on the participants’ compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2015 and 2014, forfeited accounts totalled $373 and $1,457, respectively. Forfeitures are to be used to reduce employer contributions.  In 2015, contributions by the employer were reduced by $1,457 from the forfeiture account.
Reclassifications
Certain amounts reported in prior years’ financial statements have been reclassified to conform to the current presentation. Such reclassifications had no effect on previously reported net assets available for benefits.
2.    Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Administrative Expenses and Investment-Related Fees
The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. The Plan Sponsor has elected to pay certain administrative fees related to professional services provided to the Plan (see Note 8). Investment-related fees are included in net appreciation (depreciation) of fair value of investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Agreement. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.
Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments. There were no cash or cash equivalents at December 31, 2015 or 2014.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, common/collective trusts and an associate insured deposit account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan’s valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 5 for disclosures of methodologies used to determine the recorded fair value of Plan investments.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.
The Financial Accounting Standards Board (“FASB”) ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 5.
Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.
3.    New Accounting Pronouncements
In May 2015, the FASB issued new guidance related to Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share. This guidance modifies the disclosure requirements for certain investments in the Plan’s financial statements.  This guidance is effective for annual reporting periods beginning after December 15, 2015. The adoption of this guidance is not expected to be material to the Plan’s financial statements.
During July 2015, the FASB issued new guidance related to Plan Accounting.  This guidance amends the requirements so that fully benefit-responsive investment contracts will be measured, presented and disclosed only at contract value.  The guidance also eliminates the requirement to disclose certain individual investments and simplifies the level of disaggregation of investments that are measured using fair value.  The Plan early adopted this guidance in 2015.  The adoption of this guidance was not material to the Plan’s financial statements.
4.    Associate Insured Deposit Account
The Plan invests in an associate insured deposit account, which is a deposit account with the Plan Sponsor. Under the terms of the account agreement, Branch Banking and Trust Company is required

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

to set aside collateral equal or greater in market value to the amount on deposit in the account in excess of the amount insured under the Federal Deposit Insurance Act.
The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rates for the period from January 1, 2015 to December 31, 2015 ranged from .63 percent to .89 percent and the average yield rate was .77 percent. The crediting interest rates for the period from January 1, 2014 to December 31, 2014 ranged from .59 percent to .63 percent and the average yield rate was .62 percent.
5.    Fair Value of Financial Instruments
Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants.

Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). There have been no changes in the methodologies used at December 31, 2015 and 2014.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds and common stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock, which are traded on an exchange or listed market.
Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.
Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit account and common/collective trusts.
The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 4 for detailed disclosures related to Plan investment in the associate insured deposit account.
The fair value of the common/collective trust is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participants’ transactions (purchase and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2015 and 2014, there are no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2015
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$207,391	$207,391	$—	$—

Mutual funds	49,713,490	49,713,490	—	—

Self-directed investments:	1,710,869	1,710,869	—	—

Associate insured deposit account	2,522,769	—	2,522,769	—

Common/collective trusts	51,655,164	—	51,655,164	—

Total Investments at fair value	$105,809,683	$51,631,750	$54,177,933	$—

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

	Fair Value Measurements for Assets Measured on a Recurring Basis as of December 31, 2014
		Quoted Prices in Active Markets for Identical Assets and Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
BB&T common stock	$124,666	$124,666	$—	$—

Mutual funds	95,680,147	95,680,147	—	—

Self-directed investments:	1,029,449	1,029,449	—	—

Associate insured deposit account	1,825,944	—	1,825,944	—

Common/collective trust	1,257,086	—	1,257,086	—

Total Investments at fair value	$99,917,292	$96,834,262	$3,083,030	$—

There were no transfers between levels during 2015 and 2014.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

Fair Value of Investments in Entities that Use NAV The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2015 and 2014:

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2015	Value	Commitments	currently eligible)	Period
Morley Stable Value Fund	$1,695,890	$—	Daily	30 days
T. Rowe Price Retirement Income Active Trust	3,513,752	—	Daily	30 days
T. Rowe Price Retirement 2005 Active Trust	226,645	—	Daily	30 days
T. Rowe Price Retirement 2010 Active Trust	244,482	—	Daily	30 days
T. Rowe Price Retirement 2015 Active Trust	12,839,340	—	Daily	30 days
T. Rowe Price Retirement 2020 Active Trust	2,694,933	—	Daily	30 days
T. Rowe Price Retirement 2025 Active Trust	1,507,569	—	Daily	30 days
T. Rowe Price Retirement 2030 Active Trust	16,120,568	—	Daily	30 days
T. Rowe Price Retirement 2035 Active Trust	1,557,266	—	Daily	30 days
T. Rowe Price Retirement 2040 Active Trust	1,504,942	—	Daily	30 days
T. Rowe Price Retirement 2045 Active Trust	1,220,049	—	Daily	30 days

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2015	Value	Commitments	currently eligible)	Period
T. Rowe Price Retirement 2050 Active Trust	$620,520	$—	Daily	30 days
T. Rowe Price Retirement 2055 Active Trust	7,909,208	—	Daily	30 days
	$51,655,164

			Redemption	Redemption
December 31,	Fair	Unfunded	Frequency (if	Notice
2014	Value	Commitments	currently eligible)	Period
Morley Stable Value Fund	$1,257,086	$—	Daily	30 days
Significant investment strategies have not been disclosed for investments measured at the NAV using the practical expedient which represent funds filing Form 5500 as direct filing entities.
6.    Tax Status
On March 31, 2014, the IRS stated that the prototype adopted by the Plan, as then designed, qualifies under IRC Section 401(a). The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan was designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.
7.    Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan agreement.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Notes to Financial Statements
December 31, 2015 and 2014

8.    Related Party and Party-In-Interest Transactions
Included in the Plan assets are BB&T common stock, mutual funds sponsored by a subsidiary of the Corporation, and a deposit account sponsored by BB&T. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

	As of
	December 31,
	2015	2014
BB&T common stock	$207,391	$124,666
Mutual funds	13,312,820	12,666,709
Associate insured deposit account	2,522,769	1,825,944

For the year ended December 31, 2015
Dividends on BB&T common stock	$4,532
Dividends on investments in BB&T sponsored mutual funds	869,910
Interest on associate insured deposit account	16,326
In addition, the cost of administrative services rendered by the Corporation’s Trust Division is party-in-interest and totalled $4,712 for the year ended December 31, 2015. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts and fees charged by ProNvest to participants that opt to receive guidance on investment election/allocation. Fees charged by Ameritrade and ProNvest were $1,387 and $696, respectively for the year ended December 31, 2015.
9.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)
December 31, 2015

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation	Common Stock	$207,391

*	Sterling Capital Total Return Bond Fund	Mutual Fund	$4,124,603
*	Sterling Capital Large Cap Fund	Mutual Fund	866,954
*	Sterling Capital Mid Value Fund	Mutual Fund	1,650,696
*	Sterling Capital Small Value Fund	Mutual Fund	2,850,926
*	Sterling Capital Special Opportunities Fund	Mutual Fund	1,390,719
*	Sterling Capital Equity Income Fund	Mutual Fund	2,428,922
	T. Rowe Price Mid Cap Growth Fund	Mutual Fund	3,561,455
	Federated Investors Treasury Obligations Fund	Mutual Fund	6,130,110
	Fidelity Contrafund	Mutual Fund	9,396,559
	Vanguard Institutional Index Fund	Mutual Fund	12,021,366
	Vanguard Total International Stock Index Fund	Mutual Fund	1,874,946
	Harbor International Fund	Mutual Fund	3,416,234
			$49,713,490

	T. Rowe Price Retirement Income Active Trust	Common/Collective Trust	$3,513,752
	T. Rowe Price Retirement 2005 Active Trust	Common/Collective Trust	226,645
	T. Rowe Price Retirement 2010 Active Trust	Common/Collective Trust	244,482
	T. Rowe Price Retirement 2015 Active Trust	Common/Collective Trust	12,839,340
	T. Rowe Price Retirement 2020 Active Trust	Common/Collective Trust	2,694,933
	T. Rowe Price Retirement 2025 Active Trust	Common/Collective Trust	1,507,569
	T. Rowe Price Retirement 2030 Active Trust	Common/Collective Trust	16,120,568
	T. Rowe Price Retirement 2035 Active Trust	Common/Collective Trust	1,557,266
	T. Rowe Price Retirement 2040 Active Trust	Common/Collective Trust	1,504,942
	T. Rowe Price Retirement 2045 Active Trust	Common/Collective Trust	1,220,049
	T. Rowe Price Retirement 2050 Active Trust	Common/Collective Trust	620,520

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan
Schedule H, line 4(i)—Schedule of Assets (Held At End of Year)
December 31, 2015

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value

	T. Rowe Price Retirement 2055 Active Trust	Common/Collective Trust	7,909,208
	Morley Stable Value Fund	Common/Collective Trust	1,695,890
			$51,655,164

	Plan Participants	Self-Directed Investments	$1,710,869

*	Notes Receivable from Participants	Participant Loans (4.25% to 5.25% due through October 2027)	$1,287,785

*	BB&T Corporation	Associate Insured Deposit Account	$2,522,769

			$107,097,468

*	Party in interest
	Cost is omitted because plan investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

McGriff, Seibels & Williams, Inc. Employee 401(k) Plan

June 24, 2016

/s/ Steven L. Reeder
Senior Vice President & Benefits Manager